

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 30, 2016

Via E-mail
Mark Blaufuss
Chief Financial Office
Metaldyne Performance Group Inc.
One Towne Square, Suite 550
Southfield MI, 48076

      Re: Metaldyne Performance Group Inc.
              10-K for Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 001-36774

Dear Mr. Blaufuss:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   On page 6 of the 10-K you state that Fiat Chrysler Automobiles (Fiat) accounted for approximately 15% of your sales, and you identify Toyota Motor Company (Toyota) as a significant customer. Under a heading titled "where we are" and referring to Fiat's offices, services, and companies, Fiat identifies on its website Al-Khouli Motor Est in Syria. Toyota identifies on its website Toyota distributors in both Sudan and Syria.

      Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
        Assistant Director
        Division of Corporation Finance

        Thomas M. Dono, Jr.
        Executive Vice President, General Counsel and Secretary
        Metaldyne Performance Group Inc.

        Faiza N. Rahman
        Weil, Gottschall & Manges LLP